SEC
Mail Processing
Section
APR 01 2013
Washington DC
400

SEC
Mail Processing
Section
Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 68807

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 21, 2011 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seabrook Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6701 Democracy Boulevard, Suite 555
(No. and Street)

Bethesda (City) MD (State) 20817 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian W. Keane, Chief Executive Officer (301) 761-1804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 South Yosemite Street, Suite 600 (Address) Denver (City) Colorado (State) 80237 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13014764

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW
4/5/13

OATH OR AFFIRMATION

I, Brian W. Keane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seabrook Partners LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

3/30/2013

Signature

Chief Executive Officer

Title

Notary Public

AISHA FAQI
Notary Public
Montgomery County
Maryland
My Commission Expires Nov 24, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seabrook Partners LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

AS OF DECEMBER 31, 2012
AND FOR THE PERIOD FROM
DECEMBER 21, 2011 THROUGH
DECEMBER 31, 2012

StarkSchenkein, LLP

Seabrook Partners LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

AS OF DECEMBER 31, 2012
AND FOR THE PERIOD FROM
DECEMBER 21, 2011 THROUGH
DECEMBER 31, 2012

Seabrook Partners LLC
Table of Contents

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Independent Auditor's Report

To the Members of
Seabrook Partners LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Seabrook Partners LLC (the Company) as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the period from December 21, 2011 through December 31, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com
An Independent Member of BKR International

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seabrook Partners LLC as of December 31, 2012, and the results of its operations and its cash flows for the period from December 21, 2011 through December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and III is fairly stated in all material respects in relation to the financial statements as a whole.

StarkSchenkein, LLP

Denver, Colorado
March 8, 2013

Seabrook Partners LLC
Statement of Financial Condition
December 31, 2012

ASSETS

Cash and cash equivalents	$	6,513
	$	6,513

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	141
MEMBER'S EQUITY		6,372
	$	6,513

The accompanying notes are an integral part of these financial statements.

Seabrook Partners LLC
Statement of Operations and Member's Equity
For Period Ended December 21, 2011 Through December 31, 2012

REVENUES		
Service revenues	$	21,134
Other revenues		12,500
		33,634
EXPENSES		
Occupancy		31,384
Professional services		20,020
Travel		14,575
Mergers and acquisitions database expenses		9,153
Communications and data processing		4,871
Dues and subscriptions		2,416
Regulatory expense		1,765
Other expenses		1,914
Total expenses		86,098
NET (LOSS)		(52,464)
MEMBER'S EQUITY, beginning of period		58,836
MEMBER'S EQUITY, end of period	$	6,372

The accompanying notes are an integral part of these financial statements.

Seabrook Partners LLC
Statement of Cash Flows
For Period Ended December 21, 2011 Through December 31, 2012

OPERATING ACTIVITIES		
Net (loss)	$	(52,464)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:		
Changes in:		
Decrease in accounts payable and accrued expenses		(1,113)
Decrease in accounts payable and accrued expenses - related party		(35,854)
Net cash (used in) operating activities		(89,431)
INVESTING ACTIVITIES		
Net cash provided by investing activities		-
FINANCING ACTIVITIES		
Net cash provided by financing activities		-
NET DECREASE IN CASH AND CASH EQUIVALENTS		(89,431)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		95,944
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	6,513

SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Seabrook Partners LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed under Maryland law and is located in Bethesda Maryland. The Company completed its registration as a broker-dealer on December 21, 2011 with the SEC. The Company represents private companies in a variety of industries, including government services, information technology, outsourced business services and manufacturing. The majority of the Company's transactions are acquisitions of a business in which the Company represents the selling shareholders of the business.

The Company will be economically dependent upon the financial support of its members should it fail to achieve profitable operations. The members have committed to provide the Company with such financial support.

2. Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking
Investment banking revenues include fees paid in connection with a strategic transaction, including mergers, acquisitions, recapitalizations or capital raises. The fees consist of (i) non-refundable retainer fees paid at the beginning of the assignment and/or on a monthly basis during the first three to six months of the assignment; and (ii) transaction fees that are paid at the closing of the transaction and are typically a percentage of the transaction value.

Consulting Income
Consulting revenues are paid to the Company in connection with providing valuation services to private businesses. The consulting fees are paid at the completion of the valuation assignment when the company presents the valuation analysis to the client.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

3. Fair Value

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 , are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1* inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> *Level 2* inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
>
> *Level 3* are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

No Level 1, Level 2 or Level 3 financial instruments were owned by the Company as of December 31, 2012.

4. Cash and Cash Equivalents and Concentration of Credit Risk

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

The Company maintains its cash balances in several financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

5. Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

6. Concentration of Revenues

During the period from December 21, 2011 through December 31, 2012, two customers accounted for 100% of revenues.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $6,372, which was $1,372 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2%.

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. Contingencies

Certain conditions may exist which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they arise from guarantees, in which case the guarantees would be disclosed.

As of December 31, 2012, management of the Company did not identify any such contingent liabilities that would require accrual or disclosure.

10. Operating Lease

The Company has entered into an operating lease agreement for its primary location. The term of the lease agreement is month to month, and contains a provision for future rent increases in the amount of five percent after each twelve month period. Notice of cancellation must be given seven days prior to the expiration of each month as the case may be. As of December 31, 2012, the monthly lease rate was approximately $2,500 per month.

11. Subsequent Events

Management of the Company has evaluated subsequent events through the date the financial statements were available to be issued. It has been determined that there are no subsequent events that require disclosure.

Seabrook Partners LLC
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2012

Total members' equity qualified for net capital from the Statement of Financial Condition	$	6,372
Less: Total nonallowable assets		-
Net Capital	$	6,372
Aggregate indebtedness - from the Statement of Financial Condition	$	141
Basic net capital requirement	$	5,000
Excess net capital	$	1,372
Ratio aggregate indebtedness to net capital		2%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2012:	$	6,344
Audit adjustments:		
Decrease in expenses		28
Net capital as of December 31, 2012	$	6,372

The accompanying notes are an integral part of these financial statements.

Seabrook Partners LLC
Schedule III - Computation For Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2012

Seabrook Partners LLC relies on Section K(2)(i) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.

The accompanying notes are an integral part of these financial statements.

Stark Schenkein, LLP
BUSINESS ADVISORS & CPAs

To the Members of
Seabrook Partners LLC

In planning and performing our audit of the financial statements of Seabrook Partners LLC (the Company), as of December 31, 2012, and for the period from December 21, 2011 through December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

StarkSchenkein, LLP

Denver, Colorado
March 8, 2013